January 10, 2022

VIA EDGAR
Lisa Larkin Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Jon-Luc Dupuy 617-261-3146 jon-luc.dupuy@klgates.com

Re:	NexPoint Event Driven Fund

File Nos. 333-132400; 811-21866

Dear Ms. Larkin:

On behalf of the NexPoint Event Driven Fund (formerly Highland Healthcare Opportunities Fund) (the “Fund”), a series of Highland Funds I (the “Trust”) we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s responses to the comments provided by you on behalf of the staff of the SEC (the “Staff”) on December 20, 2021 relating to the 485(a) filing of the Fund on November 17, 2021. We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding.

These responses will be reflected, to the extent applicable, in the Fund’s Registration Statement pursuant to Rule 497(c) under the Securities Exchange Act of 1933, as amended. When a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

1.	The Staff reminds the Fund that the Fund is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.

Response: The Fund confirms it understands this responsibility.

2.

The Staff notes the Fund’s investment objective is to seek long-term capital appreciation. Please confirm the updated principal investment strategies continue to be designed to meet this objective. The Staff notes in particular certain discussion of income production in the strategies.

Response: The Fund confirms that the updates to the principal investment strategies are designed to continue to pursue the Fund’s objective of long-term capital appreciation. The Fund does not believe that having the ability to invest using certain income producing strategies prevents the Fund from pursuing its objective with respect to the Fund’s overall portfolio.

3.

Please confirm the Annual Fund Operating Expenses fee table reflects any expenses relating to dividends paid on stocks sold short and master limited partnerships (“MLPs”) in light of the updates to the Fund’s strategies.

Response: Consistent with Instruction 3(d) to Item 3 of Form N-1A, the Fund will restate its annual fund operating expenses, and corresponding expense example figures, to reflect current fees and expenses based on the Fund’s repositioned strategy, as shown in Appendix A hereto.

4.

In Footnote 4 to the Annual Fund Operating Expenses fee table, the termination date of the Expense Cap must be no less than 12 months from the effective date of the Registration Statement pursuant to Instruction 3(e) of Item 3 of Form N-1A. Please update the termination date or only disclose the Expense Cap in the section of the prospectus corresponding with Item 10 of Form N-1A.

Response: The Fund will update the termination date of the Expense Cap to a date at least 12 months from the effective date of the Registration Statement, as shown in Appendix A hereto.

5.	With respect to the first paragraph of the Principal Investment Strategies:

a.	Please rewrite to describe “recapitalizations” and “macroeconomic and industry catalysts” in Plain English.

b.	Please specify what “other divestitures,” “other corporate events,” and “other special situations” are meant to cover or remove these broad terms.

Response: The Registrant will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

Specific event catalysts include, but are not limited to: mergers, acquisitions, tender offers, asset sales or ~~other~~ divestitures, restructurings, spin-offs, refinancings, recapitalizations (the restructuring of a company’s debt and equity structure), reorganizations, or broader geopolitical, environmental or economic events that can impact specific industries or the economy as a whole. ~~other corporate events, macroeconomic and industry catalysts, or other special situations~~.

c.

Please confirm special purpose acquisition companies (“SPACs”) are a principal investment strategy of the Fund. If so, please make this disclosure more prominent by including it in the first paragraph of the strategies.

Response: The Fund confirms SPACs will be a principal investment strategy and will move the current SPAC disclosure under “Principal Investment Strategies” to the end of the first paragraph of that section.

6.	The Staff notes the following sentence from the Principal Investment Strategies:

“The Fund may purchase the securities of companies that are involved in, or expected to be involved in, publicly announced mergers, takeovers and other corporate reorganizations, and use one or more arbitrage strategies in connection with the purchase.”

Supplementally, please explain what degree of involvement would qualify a company for investment under this disclosure. Please also supplementally explain what “expected to be involved” entails.

Response: Supplementally, the Fund notes there are many fact patterns that could imply a company may become a merger/acquisition participant prior to any formal announcement by such company. For example, a merger or acquisition could be rumored in the media, a company could be publicly approached by another company or an activist shareholder could be proposing that a company seek a sale, merger or acquisition opportunity. The level of involvement in such mergers, takeovers and other corporate reorganizations can vary depending on the facts of a particular transaction, but most often the Fund would expect to invest in companies that are directly parties to such transactions.

7.

As the Fund is an open-end fund, the Staff would like to understand the liquidity nature of certain of the Fund’s proposed investments. In particular, it appears the Fund will principally invest in defaulted securities, obligations of distressed issuers, lower-rated tranches of collateralized loan obligations (“CLOs”), privately placed or otherwise restricted securities, leveraged loans, SPACs, hedge funds, private equity funds.

Given the liquidity profile of these investments, please explain how the Fund determined its investment strategy is appropriate for an open-end structure.

The response should include information concerning relevant factors from the adopting release for Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) (Investment Company Liquidity Risk Management Programs; Investment Company Act Release No. 32315 October 13, 2016 (the “Liquidity Rule Release”)).

The response may also include general market data on the types of investments intended to be held by the Fund (see pages 154-155 of the Liquidity Rule Release).

Response: The Fund notes that it does not intend to invest in hedge funds or private equity funds and does not include disclosure of any such investments in the Registration Statement. The Fund does not intend to principally invest in leveraged loans, and all related disclosure will be removed from the prospectus and/or moved to the SAI.

Consistent with Rule 22e-4 and the Fund’s own non-fundamental investment restriction, the Fund may not acquire any illiquid securities if, as a result thereof, more than 15% of the Fund’s net assets would be in investments that are illiquid. While the Fund maintains the flexibility to principally invest in any of the security types discussed under “Principal Investment Strategies,” it does not intend to have substantial positions in every named security at all times. The Fund’s investment strategies are designed to flexibly provide investors with access to merger arbitrage and event-driven investment opportunities within an open-end fund structure that provides investors with daily liquidity.

As noted in the Registration Statement, the Trust has implemented a written liquidity risk management program (the “LRM Program”) and related procedures to manage the liquidity risk of the Fund in accordance with Rule 22e-4. As a part of the LRM Program, the board of trustees of the Fund has designated the Fund’s investment adviser (the “Adviser”) to serve as the administrator of the LRM Program and the related procedures. In this capacity, the Adviser is responsible for identifying illiquid investments and categorizing the relative liquidity of the Fund’s investments in accordance with Rule 22e-4. The Adviser assesses, manages, and periodically reviews the Fund’s liquidity risk based on a number of factors, including but not limited to, relevant market, trading and investment-specific considerations under the LRM Program and generally assesses the investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions. The Adviser also considers short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions, holdings of cash and cash equivalents, and any other borrowing arrangements and funding sources.

8.

Supplementally, please confirm how much the Fund intends to invest in private funds that would be investment companies, but for the exclusion from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please provide separate estimates for 3(c)(1) funds and 3(c)(7) funds.

Response: The Fund does not intend to principally invest in 3(c)(1) funds and 3(c)(7) funds for investment purposes. However, as noted under “Principal Investment Strategies,” the Fund may invest in one or more unaffiliated private funds that seek to comply with (but are not subject to) the credit quality and duration limits applicable to money market funds under applicable law for cash management purposes.

9.

Please confirm whether the Fund will invest in contingent convertible securities (“CoCos”). If so, consider including appropriate disclosure relating to the extent the Fund will invest in CoCos and the characteristics thereof. In particular, if CoCos will be a principal type of investment, they should be included in the principal investment strategies and risks.

Response: The Fund confirms that although CoCos are not intended to be principal investment, and the Fund does not currently invest in CoCos, they are a permissible investment for the Fund. Accordingly, the Fund will add the below disclosure under “Additional Information About Risks.”

Contingent Convertible Securities Risk. Contingent convertible securities are fixed-income securities or preferred stocks that automatically convert into equity securities of the issuer or undergo a principal write-down by a pre-determined percentage upon the occurrence of certain events (a “Trigger Event”). For example, a Trigger Event may occur if the issuer’s bank regulatory capital ratio falls below a predetermined level. If a Trigger Event occurs, the Fund would be likely to lose some or all of its investment in the contingent convertible security. Contingent convertible securities may expose the Fund to stock market risk. The Fund treats contingent convertible securities as fixed-income securities for purposes of its investment policies and limitations, because they should perform like other fixed income securities unless a Trigger Event occurs.

10.	The Staff notes the following sentence from the Principal Investment Strategies:

“The Fund may invest significantly in the common stock of and other interests (e.g., warrants) in special purpose acquisition companies or similar special purpose entities that pool funds to seek potential acquisition opportunities (collectively, “SPACs”).”

Supplementally, please explain what is meant by “similar special purpose entities.”

Response: Supplementally, the Fund notes that as SPACs represent a new and evolving area of the financial industry, the noted disclosure is designed to provide flexibility for the Fund to react to innovative structures that cannot be known at this time that may operate in all material respects as a SPAC without being named a SPAC.

11.	The Staff notes that the inclusion of “Non-Diversification Risk.” Please disclose in the Principal Investment Strategies that the Fund is non-diversified.

Response: The Fund will add the following sentence to the Principal Investment Strategies:

The Fund is a non-diversified fund as defined in the 1940 Act, which means that it may invest in a smaller number of issuers than a diversified fund and may invest more of its assets in the securities of a single issuer.

12.	The Staff notes the following sentence from the Principal Investment Strategies:

“The Fund may also invest in indexed and inverse securities.”

Please add additional disclosure clarifying what types of securities this is intended to cover.

Response: The Fund will move the noted sentence to be included within the paragraph discussing investments in ETFs, closed-end funds and open-end mutual funds to connect the statement more directly with the types of securities it is intended to cover.

13.	The Staff notes the following sentence from the Principal Investment Strategies:

“The Fund may invest in other investment companies, including ETFs, closed-end funds and open-end mutual funds, among others.”

Supplementally, please explain what is meant by “among others.” Please also confirm whether the Fund will invest in closed-end funds that are not exchange-listed.

Response: The Fund will remove the words “among others” from the noted disclosure. Supplementally, the Fund confirms it does not currently intend to invest in closed-end funds that are not exchange-listed.

14.

With respect to the Principal Risks section of the summary prospectus, the Staff notes that only “Merger Arbitrage and Event-Driven Risk” and “Industry Concentration-Healthcare Companies Risk” are included prior to the remaining risks appearing in alphabetical order. Please consider whether any other risks should be moved to the beginning of this disclosure.

Response: The Fund will move “Equity Securities Risk” and “Special Purpose Acquisition Companies Risk” to the beginning of this section.

15.	If the Fund will invest in emerging markets as a principal strategy, please add corresponding strategy and risk disclosure.

Response: The Fund confirms it will not invest in emerging markets as a principal strategy. The Fund will move any references to emerging markets from the prospectus to the SAI.

16.	Please add principal risk disclosure relating to the following topics, or explain why the Fund believes such additions are not necessary:

•	Distressed and Defaulted Securities

•	Leveraged Loans

•	LIBOR

•	MLPs

•	Preferred Securities

•	Investment Companies, including Closed-End Funds and ETFs

•	Private Equity and Hedge Funds

Response: The Fund notes that “Distressed and Defaulted Securities Risk” is already included under “Principal Risks” and “Additional Information About Risks.”

The Fund does not intend to principally invest in leveraged loans, and all related disclosure will be removed from the prospectus and/or moved to the SAI.

The Fund notes that “LIBOR Transition and Associated Risk” is already included under “Additional Information About Risks.” The Fund does not anticipate that LIBOR will present a principal risk to the Fund going forward, and believes the current location of the disclosure is accurate.

The Fund will add the below disclosure to the Item 4 “Principal Risks” and Item 9 “Additional Information About Risks.”

MLP Risk is the risk of investing in MLP units, which involves some risks that differ from an investment in the equity securities of a company. The Fund may invest in MLP units. Holders of MLP units have limited control and voting rights on matters affecting the partnership. Holders of units issued by an MLP are exposed to a remote possibility of liability for all of the obligations of that MLP in certain instances. Holders of MLP units are also exposed to the risk that they will be required to repay amounts to the MLP that are wrongfully distributed to them. Additionally, a sustained reduced demand for crude oil, natural gas and refined petroleum products could adversely affect MLP revenues and cash flows and changes in the regulatory environment could adversely affect the profitability of MLPs. Investments in MLP units also present special tax risks. See “MLP Tax Risk” below.

MLP Tax Risk is the risk that the MLPs in which the Fund invests will fail to be treated as partnerships for U.S. federal income tax purposes. If an MLP does not meet current legal requirements to maintain its partnership status, or if it is unable to do so because of tax or other law changes, it would be treated as a corporation for U.S. federal income tax purposes. In that case, the MLP would be obligated to pay U.S. federal income tax (as well as state and local taxes) at the entity level on its taxable income and distributions received by the Fund would be characterized as dividend income to the extent of the MLP’s current and accumulated earnings and profits for federal tax purposes. The classification of an MLP as a corporation for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP and the value of the Fund’s investment in any such MLP. As a result, the value of the Fund’s shares and the cash available for distribution to Fund shareholders could be reduced.

The Fund will add the below disclosure to the Item 4 “Equity Securities Risk” and notes this disclosure is already included in the corresponding Item 9 risk disclosure:

In addition to these risks, preferred stock and convertible securities are also subject to the risk that issuers will not make payments on securities held by the Fund, which could result in losses to the Fund. The credit quality of preferred stock and convertible securities held by the Fund may be lowered if an issuer’s financial condition changes, leading to greater volatility in the price of the security.

The Fund notes that Exchange-Traded Funds (“ETF”) Risk is already included under “Principal Risks” and “Additional Information About Risks.

The Fund will add the below disclosure to the Item 4 “Principal Risks” and Item 9 “Additional Information About Risks,” respectively.

Item 4

Other Investment Companies Risk is the risk that when the Fund invests a portion of its assets in investment companies, including open-end funds, closed-end funds, ETFs and other types of investment companies, those assets will be subject to the risks of the purchased investment companies’ portfolio securities, and a shareholder in the Fund will bear not only his or her proportionate share of the Fund’s expenses, but also indirectly the expenses of the purchased investment companies. Risks associated with investments in closed-end funds also generally include market risk, leverage risk, risk of market price discount from NAV, risk of anti-takeover provisions and non-diversification.

Item 9

Other Investment Companies. The Fund may invest in other investment companies. Investment companies combine shareholders’ funds for investment in a variety of instruments, including equity securities, debt securities, and money market instruments and may invest primarily in a particular type of security, a particular industry or a mix of securities and industries. An investment company is not taxed on income distributed to shareholders if, among other things, it distributes to its shareholders substantially all of its taxable income for each taxable year. As a shareholder of another investment company, the Fund may bear a proportionate share of the expenses of such other investment company, including management fees, administration fees and custodial fees, in addition to the expenses of the Fund. To the extent permitted by and subject to applicable law or SEC exemptive relief, the Fund may invest in shares of investment companies (including money market mutual funds) advised or sub-advised by Highland or its affiliates.

The Fund notes that it does not intend to invest in hedge funds or private equity funds and does not include disclosure of any such investments in the Registration Statement.

17.

The Staff notes the inclusion of “Asset-Backed Securities Risk” and “Mortgage-Backed Securities Risk” under “Additional Information About Risks.” Please confirm how much the Fund intends to invest in below investment-grade private mortgage-backed securities.

Response: Supplementally, the Fund notes that it expects to have minimal if any investments in below investment-grade private mortgage-backed securities.

18.

Pursuant to Item 9(a) of Form N-1A, please state the Fund’s investment objective in the section of the registration statement titled “More on Strategies, Risks and Disclosure of Portfolio Holdings,” and, if applicable, state that the objective may be changed without shareholder approval.

Response: The Fund confirms its investment objective is not fundamental and may be changed without shareholder approval as disclosed in the Fund’s Statement of Additional Information. The Fund will add a new section to the beginning of “More on Strategies, Risks and Disclosure of Portfolio Holdings,” that restates the Fund’s objective and notes it may be changed without shareholder approval.

*        *        *         *        *

If you have any questions, please do not hesitate to contact the undersigned at (617) 261-3146.

Sincerely,

/s/ Jon-Luc Dupuy
Jon-Luc Dupuy, Esq.
K&L Gates LLP

cc:     Stephanie Vitiello, Esq.

Appendix A

Fees and Expenses of the Fund

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples.

You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Reduced Sales Charges for Class A Shares” section on page 37 of the Fund’s Prospectus and the “Programs for Reducing or Eliminating Sales Charges” section on page 51 of the Fund’s Statement of Additional Information. Investors investing in the Fund through an intermediary should consult the Appendix to the Fund’s Prospectus, which includes information regarding financial intermediary-specific sales charges and related discount policies that apply to purchases through certain specified intermediaries.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class Z
Maximum Sales Charge (Load) Imposed On Purchases (as a % of offering price)	5.50%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other	None	None	None
Distributions (as a % of offering price)
Maximum Deferred Sales Charge (Load) (as a % of the net asset value at the time of purchase or redemption, whichever is lower)	1.00%[1]	1.00%[2]	None
Exchange Fee	None	None	None
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)3

	Class A	Class C	Class Z
Management fee	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.35%	1.00%	None
Other Expenses[4]	1.55%	1.55%	1.55%
Dividend Expense on Short Sales	0.28%	0.28%	0.28%
Remainder of Other Expense	1.27%	1.27%	1.27%
Acquired Fund Fees and Expenses	0.03%	0.03%	0.03%
Total Annual Fund Operating Expenses[3]	2.93%	3.58%	2.58%
Expense Reimbursement[5]	-0.77%	-0.77%	-0.77%
Total Annual Operating Expenses After Expense Reimbursement	2.16%	2.81%	1.81%

[1]

Class A Shares bought without an initial sales charge in accounts aggregating $500,000 or more at the time of purchase are subject to a 1.00% contingent deferred sales charge (“CDSC”) if the shares are sold within 18 months of purchase.

[2]	Class C Shares are subject to a 1% CDSC for redemptions of shares within one year of purchase. This CDSC does not apply to redemptions under a systematic withdrawal plan.
[3]

Total Annual Fund Operating Expenses differ from the ratios of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

[4]	Other Expenses have been restated from fiscal year amounts to reflect current fees and expenses.
[5]

Effective November 1, 2021, Highland Capital Management Fund Advisors, L.P. (”HCMFA” or the “Adviser”) has contractually agreed to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), taxes, dividend expenses on short sales, interest payments, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses (collectively, the “Excluded Expenses”)) of the Fund to 1.50% of average daily net assets attributable to any class of the Fund (the “Expense Cap”). The Expense Cap will continue through at least January 31, 2023, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees. Under the expense limitation agreement, the Adviser may recoup waived and/or reimbursed amounts with respect to the Fund within thirty-six months of the date such amounts were waived or reimbursed, provided the Fund’s total annual operating expenses, including such recoupment, do not exceed the Expense Cap in effect at the time of such waiver/reimbursement.

Expense Example

This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $10,000 in the Fund for the time periods indicated and then sell or redeem all your shares at the end of those periods, (ii) your investment has a 5% return each year, and (iii) operating expenses remain the same. Only the first year of each period in the Example takes into account the expense reimbursement described above. Your actual costs may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Class A	$830	$1,258	$1,712	$2,962
Class C
if you do not sell your shares	$361	$943	$1,551	$3,193
if you sold all your shares at the end of the period	$461	$943	$1,551	$3,193
Class Z	$261	$644	$1,051	$2,189